Exhibit 99.4

December 18, 2023

AEI CAPFORCE II INVESTMENT CORP

Duplex Penthouse, Unit A-33A-6,

Level 33A, Tower A, UOA Bangsar Tower,

No. 5, Bangsar Utama 1 Road,

Kuala Lumpur, Malaysia 59000

Attn.: John Tan Honjian, CEO and Chairman of the Board

Re:	Victor Chua Resignation from the Strategic Advisory Board and Appointment as Independent Director Nominee, Chair of the Audit Committee, Member of the Compensation Committee and Member of the Corporate Governance and Nominating Committee of AEI CapForce Investment Corp

Dear John,

This letter is to formally advise you of my resignation, effective upon the date of this letter, as a member of the Strategic Advisory Board of AEI CapForce II Investment Corp (the “Company”).

Also effective as of the date of this letter, I formally advise you that I hereby accept my appointment as an Independent Director Nominee, Chair of the Audit Committee, Member of the Compensation Committee and Member of the Corporate Governance and Nominating Committee of the Company.

In connection with my resignation from the Strategic Advisory Board and my appointment as an Independent Director Nominee of the Company, I hereby acknowledge and consent to the award of 10,000 Class B ordinary shares of the Company and the return of my 5,000 Class B ordinary shares pursuant to the Amended And Restated Securities Assignment Agreement.

I confirm that I do not have any past or present actions against the Company for loss of office, redundancy, unfair dismissal or otherwise and I confirm that no arrangement is outstanding under which the Company has or may have any obligation to me. For the avoidance of doubt, I irrevocably waive any such claim and release the Company from any indebtedness or liability to me, which exist or may exist as a result of my offices and shareholding in the Company.

Sincerely yours,

Victor Chua

cc: AEI CapForce II Investment Corp Board of Directors